Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: December 2014

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”)  voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury”(“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.
In this context, we wish to inform that during December 2014, Itaú Unibanco acquired 1,000,000 preferred shares, the average acquisition price for which was R$ 34.75 (maximum price of R$ 35.07 and minimum of R$ 34.13).

4.	The total shares acquired in 2014 was 1,000,000 preferred shares at the average price of R$ 34.75 as shown in the following table.

				Prices – R$ per Share
	2014	Transaction	Trading Volume	Minimum	Average	Maximum
Preferred Shares	December	Purchase	1,000,000	34.13	34.75	35.07

We would point out that these acquisitions relate to the share buy-back program, effective until December 15, 2015, approved by the Board of Directors, authorizing the acquisition of up to 10.0 million of common shares and 50.0 million in preferred shares.

5.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itau-unibanco.com/investor-relations).

São Paulo-SP, January 6th, 2015.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer